

March 18, 2014

Via E-mail
B. Craig Owens
Chief Financial Officer
Campbell Soup Company
1 Campbell Place
Camden, New Jersey 08103

> **Re:** **Campbell Soup Company**
> **Form 10-K for Fiscal Year Ended July 28, 2013**
> **Filed September 26, 2013**
> **Form 10-Q for Quarterly Period Ended January 26, 2014**
> **Filed March 6, 2014**
> **File No. 001-03822**

Dear Mr. Owens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 28, 2013

Notes to Consolidated Financial Statements

Note 12 – Taxes on Earnings, page 55

1. We note the disclosure provided in your filing stating that U.S. income taxes have not been provided on approximately $714 million of undistributed earnings of non-U.S. subsidiaries, which are deemed to be permanently reinvested. Please tell us how the sale of your European simple meals business impacted your investment plans outside the U.S. As part of your response, please quantify the extent to which indefinitely reinvested foreign earnings relate to your European operations. In addition, please provide us with

detailed information regarding your future operating plans in Europe. Refer to FASB ASC 740-30-25-17.

Form 10-Q for Quarterly Period Ended January 26, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 37

2.   We note your disclosure at page 38 regarding your five-year credit facility totaling $2.2 billion. Please file this credit agreement as an exhibit to your filing, or tell us why you believe this is not required. Please see Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

                                Sincerely,

                                /s/H. Roger Schwall

                                H. Roger Schwall
                                Assistant Director